United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2013

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:

Press Release
Signature Page

Press Release

Vale approves and completes agreements to sell a portion of the gold by-product stream

Rio de Janeiro, February 28, 2013 — Vale S.A. (Vale) informs that after approvals from its Board of Directors, Vale has completed definitive agreements with Silver Wheaton Corp. (SLW), a Canadian company traded on the TSX and NYSE, to sell 25% of the payable gold by-product stream from the Salobo copper mine for the life of the mine and 70% of the payable gold by-product stream from certain Sudbury nickel mines for 20 years.

The initial consideration of US$ 1.9 billion shall be received within the next 10 business days. In addition to the  initial cash payment, Vale will receive  10 million warrants of SLW with a strike price of US$ 65 and a 10-year term.  Vale will also receive future cash payments for each ounce (oz) of gold delivered to SLW under the agreement, equal to the lesser of US$ 400 per oz (plus a 1% annual inflation adjustment from 2016 in the case of Salobo) and the prevailing market price.

As previously explained, the deal unlocks substantial value from our high quality base metals operations as it values the Salobo payable gold stream at US$ 5.32 billion plus payments of US$ 400 per oz upon delivery, given that no additional costs will be incurred by Vale to extract gold from copper concentrates produced by Salobo. The execution of our strategic plan leads us to remain strongly confident on the potential of our world-class base metals assets to create sizeable shareholder value through the cycles.

For further information, please contact:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Christian Perlingiere: christian.perlingiere@vale.com

Marcelo Correa : marcelo.correa@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Samantha Pons: samantha.pons@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: February 28, 2013		Roberto Castello Branco
Director of Investor Relations